[Letterhead of Skadden, Arps, Slate Meagher & Flom LLP]

August 29, 2011

Richard Pfordte
Securities and Exchange Commission
Office of Investment Management
100 F Street, NE
Washington, DC  20549

Re:	Guggenheim Equal Weight Enhanced Equity Income Fund
Registration Statement on Form N-2
(File Nos. 333-175662 and 811-22584)

Dear Mr. Pfordte:

Guggenheim Equal Weight Enhanced Equity Income Fund (the “Fund”) on July 19, 2011 filed a Registration Statement on Form N-2 (File Nos. 333-175662 and 811-22584) (the “Registration Statement”) pursuant to the Securities Act of 1933, as amended and the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) thereunder, and the Investment Company Act of 1940, as amended, and the General Rules and Regulations of the Commission thereunder. The Registration Statement was filed for the purpose of registering common shares of beneficial interest of the Fund.

Pursuant to SEC Release No. 33-6510 (February 15, 1984), the Fund respectfully requests selective review of the Registration Statement.  The Fund’s disclosure is substantially similar to that in registration statements of other funds advised by Guggenheim Funds Investment Advisors, LLC, particularly that of Guggenheim Build America Bonds Managed Duration Trust (File Nos. 333-168042 and 811-22437), filed on July 9, 2010 and declared effective on November 26, 2010 (the “GBAB Registration Statement”).

The only significant differences between the Registration Statement and the GBAB Registration Statement are with regard to the following:

•
The descriptions of the funds’ investment objectives, strategies, policies and restrictions (including with respect to the Fund’s use of financial leverage”) and corresponding risk disclosure, as set forth in the sections of the Registration Statement entitled “Investment Objectives and Policies,” “Use of Leverage” and “Risks” in the Prospectus and related disclosure in the Prospectus Summary and

Securities and Exchange Commission
August 29, 2011

“Investment Objectives and Policies,” and “Investment Restrictions” in the Statement of Additional Information.

•
Disclosure regarding the funds’ investment sub-advisers, as set forth in the sections of the Registration Statement entitled “Management of the Fund” in the Prospectus and the Statement of Additional Information. Specifically, the Fund has two investment sub-advisers, Security Investors, LLC and Guggenheim Partners Asset Management, LLC, whereas Guggenheim Partners Asset Management, LLC is the sole investment sub-adviser for Guggenheim Build America Bonds Managed Duration Trust.

•
Certain disclosure regarding U.S. federal income tax matters associated with the funds’ investment strategies, as set forth in the sections of the Registration Statement entitled “Taxation” in the Prospectus and “Tax Matters” in the Statement of Additional Information.

•	Disclosure set forth in the section of the Registration Statement entitled “Underwriting” in the Prospectus, as the funds are expected to have different underwriting syndicates.

The Registration Statement also reflects revisions made to disclosure in response to comments received from the Staff of the Commission in connection with the Registration Statement on Form N-2 of Guggenheim Credit Opportunities Fund (File Nos. 333-162647 and 811-22343), filed on and pre-effective amendments to such registration statement.

Should you have any questions or require further information with respect to this Registration Statement or the filings we consider substantially similar to the Registration Statement, please do not hesitate to contact me at (212) 735-3406 or Kevin Hardy at (312) 407-0641.

Very truly yours,

/s/ Michael K. Hoffman

Michael K. Hoffman